SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 11-K

☒                                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For fiscal year ended December 31, 2003

☐                                 TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                          to

Commission File number 1-3247

A.           Full title of the plan and the address of the plan, if different from that of the issuer named below:

CORNING CABLE SYSTEMS
INVESTMENT PLAN

489 Siecor Park
P. O. Box 489
Hickory, NC  28603-0489

B.             Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CORNING INCORPORATED
ONE RIVERFRONT PLAZA

CORNING, NY 14831

Documents filed as part of this report:

(a)                                  Index to financial statements filed as part of this report:

The Statements of Net Assets Available for Benefits as at December 31, 2003 and 2002, the Statements of Changes in Net Assets Available for Benefits year ended December 31, 2003 and supplementary information, together with the report thereon of the Independent Registered Public Accounting Firm dated June 23, 2004.  The required financial statement schedules are included in the supplementary information referred to above and should be read in conjunction with the above financial statements.

(b)                                 Exhibits:

Exhibit 23.1- The consent of PricewaterhouseCoopers LLP

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Benefits Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

CORNING CABLE SYSTEMS INVESTMENT PLAN

By:	/s/ Deborah G. Lauper
Deborah G. Lauper
Chair
Benefits Committee

Date: June 28, 2004

Corning Cable Systems
Investment Plan

Financial Statements and Supplemental Schedule
December 31, 2003 and 2002

Corning Cable Systems Investment Plan

Index

December 31, 2003 and 2002

Report of Independent Registered Public Accounting Firm

Financial Statements

Statements of Net Assets Available for Benefits

Statement of Changes in Net Assets Available for Benefits

Notes to Financial Statements

Supplemental Schedule

Schedule I: Schedule of Assets (Held at End of Year) Form 5500 Schedule H, Item 4i

Note:             Other schedules required by Section 2520.130-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (“ERISA”) have been omitted, as they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Corning Incorporated Benefits Committee and the Participants in the
Corning Cable Systems Investment Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits, present fairly, in all material respects, the net assets available for benefits of the Corning Cable Systems Investment Plan (the “Plan”) at December 31, 2003 and 2002, and the changes in net assets available for benefits for the year ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with the Standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP
New York, New York
June 23, 2004

Corning Cable Systems Investment Plan

Statements of Net Assets Available for Benefits

December 31, 2003 and 2002

	2003	2002

Assets
Investments, at fair value (Notes 2, 3 and 4)	$88,271,098	$54,390,676
Total investments	88,271,098	54,390,676

Receivables
Participants’ contributions	—	246,800
Employer contributions	—	95,039
Net assets available for benefits	$88,271,098	$54,732,515

The accompanying notes are an integral part of these financial statements.

Corning Cable Systems Investment Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2003

Additions
Investment income
Net appreciation in fair value of investments	$36,021,235
Interest and dividend income	811,801
Interest from participant loans	167,149
Contributions
Participant	6,030,820
Employer, net of forfeitures	1,698,997
Total additions	44,730,002
Deductions
Benefits paid directly to participants	11,191,419
Total deductions	11,191,419
Net increase	33,538,583

Net assets available for benefits
Beginning of year	54,732,515
End of year	$88,271,098

The accompanying notes are an integral part of these financial statements.

Corning Cable Systems Investment Plan

Notes to Financial Statements

December 31, 2003 and 2002

1.                            Description of the Plan

General

The following brief description of the Corning Cable Systems Investment Plan (the “Plan”) provides only general information.  Participants should refer to the plan document for a more complete description of the Plan’s provisions.  CCS Holdings (the “Company”), formerly Corning Cable Systems, is a corporation 100% owned by, the plan sponsor, Corning Incorporated (“Corning”).

The Plan is a defined contribution plan covering substantially all full-time U.S. employees of the Company who have completed one hour of service.  It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

Effective December 31, 2003, the Plan is frozen.  After this date, no benefit not already accrued as of December 31, 2003 shall accrue to any Plan participant.  In addition, no employee who is not already a participant on December 31, 2003 shall be eligible to become a participant after this date.  On February 2, 2004, the assets of this plan were merged into the Corning Incorporated Investment Plan.

Administration

The Plan is administered by the Corning Incorporated Benefits Committee (the “Committee”), appointed by the Board of Directors of Corning.  The Committee shall administer the Plan in accordance with its terms and applicable laws and shall have all necessary and appropriate powers to carry out the provisions of the Plan.

Trustee and Recordkeeper

Putnam Fiduciary Trust Company (the “Trustee”) (“Putnam”) serves as trustee of the Plan assets, excluding the Corning Common Stock Fund, for which Reliance Trust Company serves as trustee.  Putnam Defined Contribution Servicing, a division of Putnam, is the recordkeeper of the Plan.

Contributions

Participants may contribute from 1% to 12% of their eligible covered compensation on a before-tax or after-tax basis.  The maximum annual pre-tax contribution for any participant is $12,000 for 2003.  The Company matches 50% of the first 5% of participant eligible covered compensation contributed for employees with (as of the prior year end) less than 19 years of service, 75% of the first 5% for employees with 19 years of service (but less than 24 years of service) and 100% of the first 5% for employees with 24 or more years of service.

Participants may elect to have their contributions invested in the investment options provided by the Committee.  The investment options include mutual funds and the Corning Common Stock Fund.  All Company matching funds are invested in the Corning Common Stock Fund, which invests solely in Corning Incorporated Common Stock.  Upon enrollment in the Plan, a participant may direct contributions in 10% increments to any of the available investment options.

Participant Accounts

Separate accounts are maintained for each participant.  Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution and an allocation of Plan earnings.  Allocations are based on participants’ vested and unvested account balances.

Vesting

Participants are immediately vested in their voluntary contributions plus actual earnings thereon.  Vesting in the remainder of their account is based on years of continuous service.  Account balances that accrue subsequent to January 1, 2002 begin vesting after two years of credited service at 20% per year and are fully vested after six years of credited service.  Balances accrued prior to January 1, 2002 vest after three years of credited service at 20% per year and is fully vested after seven years of credited service.

Participant Loans

Participants may borrow from their vested account balance, a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance.  Loan terms range from 1-5 years or up to 10 years for the purchase of a primary residence.  The loans are secured by the balance in the participant’s account and bear interest at prime rate as stated in The Wall Street Journal plus 1%.  Principal and interest are generally paid through direct, after-tax payroll deductions.

Payment of Benefits

Benefit payments are made upon retirement, or in the event of a participant’s total and permanent disability, death or other termination of employment.  A participant, with the consent of the Committee, can elect to receive distributions in a lump-sum payment, equal to the value of the participant’s vested interest, or in installments.  The Plan also provides for withdrawals by participants prior to termination.

2.                            Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein.  Due to the inherent uncertainty involved in making estimates, actual results reported in future periods could differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments in the Corning Common Stock Fund and mutual funds are stated at fair value based on quoted market prices in an active market.  The fair value of investments in common collective trusts is determined by the Trustee based upon the market value of the underlying securities as priced by national security exchanges.  Investments in guaranteed investment contracts held by the Stable Value Fund are valued at contract value, which represents contributions made under the contract plus interest at the guaranteed rate, which approximates fair value.

The Trustee includes dividends and interest earned by the Plan’s investment funds directly in the funds’ net asset values.  Such earnings are reflected in the financial statements as interest and dividend income.

Purchases and sales of securities are recorded on a trade-date basis.  Dividend income is accrued on the ex-dividend date.

Earnings Allocation

Each participant’s account is credited with an allocation of the earnings (net of applicable investment management fees) of the funds in which the participant has directed investments on a daily basis.

Forfeitures

At December 31, 2003 and 2002, forfeited, nonvested accounts totaled approximately $439,000 and $120,000, respectively.  These accounts are invested in the Stable Value Fund until used to offset the Company’s matching contributions.  The employer contributions were reduced for forfeitures of $441,144 and $416,135 in 2003 and 2002, respectively.

Administrative Expenses

All administrative expenses incurred by the Plan are paid by the Company unless sufficiently covered through asset management fees charged by affiliates of Putnam (Note 5).

Net Appreciation in the Fair Value of Assets

The Plan presents in the statement of changes in net assets available for benefits the net appreciation in the fair value of its investments which consists of the realized gains and losses and the unrealized appreciation (depreciation) on these investments.

Risks and Uncertainties

The Plan provides for various mutual fund investment options in stocks, bonds and fixed income securities.  Investments are exposed to various risks, such as interest rate, market and credit.  Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

3.                            Investments

The following presents investments that individually represent 5% or more of the Plan’s net assets at December 31 of one or both years:

	2003	2002

Stable Value Fund	$12,230,946	$11,997,395
Corning Common Stock Fund	42,926,633	14,004,786
Putnam S&P 500 Index Fund	11,454,910	9,420,707
Putnam Fund for Growth and Income	5,708,423	4,937,988
Loans to participants	2,560,510	2,974,215

At December 31, 2002, a portion of the Corning Common Stock Fund is nonparticipant directed (Note 4).

During 2003, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

Corning Common Stock	$30,119,193
Mutual funds	5,902,042
$36,021,235

As discussed in Note 2, a portion of the assets of the Stable Value Fund are invested in guaranteed investment contracts with various insurance companies.  The contracts are included in the financial statements at contract value, which equals fair value (which represents contributions made under the contracts, plus earnings, less withdrawals and administrative expenses), because they are fully benefit responsive.  There are no reserves against contract values for credit risk of the contract issuers or otherwise.  The average yields and crediting interest rates were 3.4% and 4.7% for the years ended December 31, 2003 and 2002, respectively.  The crediting interest rate is based on all the contracts in the Stable Value Fund.

4.                            Nonparticipant-Directed Investments

Prior the January 1, 2003, nonparticipant-directed investments related to the employer matching contributions to the Corning Common Stock Fund.  Effective January 1, 2003, participants may transfer Company matching contributions and associated earnings into any other plan fund.  At December 31, 2002, the Corning Common Stock Fund contained net assets of $10,318,241 that were nonparticipant directed as a result of the accumulation of contributions made by the Company and the related earnings on those contributions.

5.                            Related Party Transactions

Certain Plan investments are shares in registered mutual funds or common collective trust funds managed by affiliates of Putnam.  Putnam is the Trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

6.                            Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants will become 100% vested in their accounts.

7.                            Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated July 28, 2003, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (“IRC”).  Although the Plan has been amended since receiving the determination letter, the plan administrator and the Plan’s benefits counsel believe that the Plan is designed and currently being operated in compliance with the applicable requirements of the IRC.

8.                            Subsequent Events

The Plan was amended effective January 1, 2004 to provide that all participants then employed by the Company shall become fully vested in the balance of their accounts.  On February 2, 2004, the assets of the Plan were merged into the Corning Incorporated Investment Plan.

The Plan was amended effective January 1, 2004 regarding nonvested portions of forfeited accounts for participants who have a separation from service on or after January 1, 2004.  These forfeited accounts shall become a forfeiture as soon as possible and shall be reallocated as determined by the plan document.

The Plan was amended effective January 1, 2004 to remove the installment payment method for payment of benefits except for those participants who have commenced this method of distribution prior to January 1, 2004.

Corning Cable Systems Investment Plan

Schedule of Assets (Held at End of Year)

Form 5500 Schedule H, Item 4i

December 31, 2003	Schedule I

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Current Value

*	Reliance Trust Company	Corning Common Stock Fund	$42,926,633
*	Putnam Fiduciary Trust Company	Vanguard Explorer Fund	1,641,767
*	Putnam Fiduciary Trust Company	Vanguard Small Cap Index Fund	669,311
*	Putnam Fiduciary Trust Company	American Century Ultra Fund	2,659,370
*	Putnam Fiduciary Trust Company	Putnam International Growth Fund	2,097,365
*	Putnam Fiduciary Trust Company	Putnam Investors Fund	1,296,872
*	Putnam Fiduciary Trust Company	Putnam S&P 500 Index Fund	11,454,910
*	Putnam Fiduciary Trust Company	Putnam Fund for Growth and Income	5,708,423
*	Putnam Fiduciary Trust Company	George Putnam Fund of Boston	2,631,685
*	Putnam Fiduciary Trust Company	PIM Total Return Fund	2,393,306
*	Putnam Fiduciary Trust Company	Putnam Stable Value Fund	12,230,946
	Participant loans	Bearing interest at 5.00 - 10.50% with maturity dates from 2004 through 2011	2,560,510
			$88,271,098

*Denotes party-in-interest.